

July 16, 2010

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 5, 2010**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Managing Global Risk

Credit Risk, page 63

1. Please refer to prior comment 2 in our letter dated April 30, 2010. In your response, you address certain populations of commercial and commercial real estate ("CRE") loans. Please revise your proposed disclosures to address <u>all</u> categories of commercial or CRE loans for which you make modifications, including those populations excluded from your response. To the extent you make modifications that you do not account for as a troubled debt restructuring ("TDR"), please describe the type of modifications made, quantify the

amount of loans subject to these modifications by category, and disclose your basis for not accounting for the modification as a TDR.

Non-Accrual Assets, page 66

2. Please refer to prior comment 3 in our letter dated April 30, 2010. Please tell us the following information related to the $5 billion in unsold leveraged loans transferred from the held-for-sale portfolio to the held-for-investment portfolio:
   a. It appears from your disclosure on page 88 of the 2009 Form 10-K that you originated these loans with the intent to sell. Please specifically confirm these loans were originated with the intent to sell and were classified as such upon origination. If not, please clarify when these loans were transferred to the held-for-sale portfolio.
   b. We note from your disclosure on page 88 of the 2009 Form 10-K that you originate a portion of your highly leveraged financings as held-for-sale. Please clarify whether you continue to do so, and if so, explain the difference in intent between the loans transferred to the held-for-investment portfolio and the newly originated loans.
   c. We note from your disclosure on page 227 of the 2009 Form 10-K that you retained a small amount of highly leveraged loans as held-for-sale. Please clarify why the majority of leveraged loans were transferred back to the held-for-investment portfolio while some remained designated as held-for-sale.
   d. Clarify whether you wrote off any portion of these loans prior to the transfer back to the held-for-investment portfolio, and if so, quantify the amount.
   e. Disclose the accounting model you to plan to use to accrete interest income on the loans.

Consumer Loan Modification Programs, page 72

3. Please refer to prior comment 8c in our letter dated April 30, 2010. We note your response that if a borrower misses two consecutive payments under a credit card loan modification, the loan reverts back to its original terms. From your provided timeline, it appears that the loan would be reported 90 days past due if the borrower misses three consecutive payments after the loan modification. Please address the following and provide us with your proposed disclosures:
   a. Revise your disclosure in future filings to clarify your loan aging classification policy related to past due loans that are modified, specifically addressing whether you re-age the loan upon modification to bring the loan current or whether the loan maintains the past due classification until payment is received.
   b. Clarify how a modified loan would be reported if it was past due at the time of modification. For example, please clarify how the loan would be reported if it was 60 days past due at the time of modification and the borrower missed one or more payments under the modified terms.
   c. If you do re-age the loan to current status upon modification and, therefore, the loan would not return to 90 days past due status until the borrower missed three or more payments under the modified terms, tell us how you concluded that this was appropriate. Describe how you consider this practice in the migration analysis used to determine the appropriate allowance for loan losses.

Significant Accounting Policies and Significant Estimates

Allowance for Credit Losses, page 107

4. We note your response to prior comment 10 from our letter dated April 30, 2010, and related proposed disclosures. Please further address the following:
   a. You state that you "typically" and "frequently" seek payment from guarantors under the contractual agreements for commercial and CRE loans, and for loans where the collateral is less liquid or the loan is unsecured, respectively. Please revise future filings to further describe the circumstances under which you do not pursue repayment from the guarantor. In your disclosure please specifically address how often this occurs and whether there has been any material impact on your estimate of loan losses as a result, and how this is incorporated into your risk rating on the loan and in your analysis for loan losses.
   b. We note your response to bullet "e" that there are circumstances under which you carry an impaired loan at a value in excess of the appraised value as a result of your reliance on guarantor support. Please expand your disclosure in future filings to discuss how accurate your estimate of cash flows has been in the past. Discuss whether you have recorded material increases to any reserves recorded on these loans when guarantors fail to make payments or you choose not to pursue repayment from the guarantor.
   c. Your response does not appear to address the extent of your success with enforcing guarantor support. Please revise your disclosure in future filings to specifically describe, and quantify to the extent possible, how successful you have been with seeking and enforcing performance under the guarantee.
   d. Revise your disclosure in future filings to clarify whether you reserve differently for non-performing loans which are guaranteed but for which you are not seeking performance under the guarantee contract. Specifically address whether you would reserve less for these loans than you would if they were non-performing and not guaranteed.

Securitizations – Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 107

5. We note your response to prior comment 11 in our letter dated April 30, 2010. We are continuing to evaluate your response and may have further comments.

Representations and Warranties, page 130

6. We note your response to prior comment 12 to our letter dated April 30, 2010 and your disclosures on pages 130-131 of your 2009 10-K and page 49 of your March 31, 2010 Form 10-Q. Please respond to the following:
   a. Revise your future filings to disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not timely respond.

b. Revise your future filings to disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other). If this amount has grown over the periods for any claimant, please address any qualitative factors that are considered in your methodology to account for this fact.

c. Tell us whether you have experienced additional repurchase requests in more recent periods from mortgage insurers, monoline insurers or other investors. If so, please tell us how you have increased the reserve related to these claimants and discuss how this additional reserve was established. As part of your response, please address the success rates you are experiencing with these types of claims.

d. Revise your future filings to disclose, by claimant, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims.

e. Revise your future filings to disclose which particular representation and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, please address any trends in terms of the losses associated with the various types of defects.

f. Tell us whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for.

g. Discuss the extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level analysis to reject or accept the claims.

h. Tell us whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to Citigroup underwriting standards. If so, tell us what actions you have taken with respect to this.

i. Tell us whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies. If so, tell us how this is factored into the estimation of your accrued liability.

j. Revise your future filings to address any trends or differences in your exposure to repurchase requests relative to others in your industry.

k. Tell us the specific assumptions and/or methodologies that changed during the period that resulted in the $493M change in estimate. As part of your response, tell us the actual assumption into the model before and after the change and support how any change in methodology is better able to capture your repurchase liability.

l. You state you believe that the amount of loss under your repurchase obligations can be reasonably estimated, and that the provisions of ASC 450-20-30-1 are not applicable, because you book a reserve based on your best estimate. We note that you have arrived at your best estimate of the amount of loss, and as such you would not need to accrue the minimum of the range under that paragraph. However, we continue to believe that, where a range of reasonably possible loss is estimable and the top of the range is in excess of the amount accrued, the range should be disclosed pursuant to ASC 450-20-50-3. Please refer also to the examples provided in ASC 450-20-55-35, which indicates that the range of reasonably possible loss should still be disclosed even in situations where the company accrued its best estimate of probable loss. Please revise your proposed disclosure for future filings to provide such disclosure or tell us in greater detail why you believe it is not appropriate.

Legal Proceedings, page 263

7. Please refer to prior comment 19 in our letter dated April 30, 2010. It appears your threshold for disclosure is whether you can estimate "with certainty" what the ultimate timing or resolution of the pending matters will be. We do not believe that this criterion is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses, which appears unusual given the different stages of each of the litigation matters disclosed. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Form 10-Q for the year period March 31, 2010

Financial Statements

Note 14. Securitizations and Variable Interest Entities, page 116

8. We note from your disclosure on page 119 that "certain limited partnerships where the Company is the general partner and the limited partners have the right to replace the general partner or liquidate the funds" are not included in the table of VIEs presented on pages 117-118. Please tell us whether you consider these structures to be VIEs. If you do not believe these structures are VIEs, please tell us the basis for your conclusion. If you do consider these structures to be VIEs, please tell us and revise to disclose why you do not believe you have a) rights to receive benefits or obligations to absorb losses that could be potentially significant to the entity, and b) the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Rebekah Moore, Staff Accountant, at (202) 551-3303 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief